

VIA FACSIMILE AND U.S. MAIL

July 18, 2008

Franco Baseotto
Executive Vice President and Chief Financial Officer
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809

> **RE:** **Foster Wheeler Ltd.**
> **Form 10-K for Fiscal Year Ended December 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 28, 2008**
> **Proxy filed on March 25, 2008**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have reviewed your letter dated June 20, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Definitive Proxy Statement on Schedule 14A filed on March 25, 2008

Compensation Discussion and Analysis, page 20

1. We have read your response to comment 12 in our letter dated May 30, 2008 and your proposed future disclosure. However, it appears that this information is required to be disclosed pursuant to Item 402(b)(1)(v) of Regulation S-K. Without knowing how you calculated consolidated net earnings, how it was adjusted, and the numerical 2006 consolidated net earnings, as adjusted, it is difficult to understand how you determined the amount of compensation to pay to each executive officer under the STI plan and the actual formula used to reach the amount. Additionally, since the numerical 2006 consolidated net earnings, as adjusted was provided to your compensation committee and directly used in the calculations to determine awards under the STI plan, it appears to be a material

factor in your compensation decision-making process. In future filings, please disclose the numerical performance target under the STI plan and if you continue to use consolidated net earnings, as adjusted, please disclose how you calculated consolidated net earnings, how it was adjusted, and the numerical consolidated net earnings, as adjusted.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief